Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

of

VNUS Medical Technologies, Inc.

at

$29.00 Net Per Share of Common Stock

Pursuant to the Offer to Purchase

Dated May 18, 2009

by

Covidien Delaware Corp.

a wholly owned subsidiary of

Covidien Group S.a.r.l.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON JUNE 17, 2009, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and Other Nominees:	May 18, 2009

Covidien Delaware Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Covidien Group”), and Covidien Group have appointed D.F. King & Co., Inc. to act as Information Agent in connection with the offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of VNUS Medical Technologies, Inc., a Delaware corporation (“VNUS”), at a price of $29.00 per share, net to the seller in cash without interest, for each outstanding Share (such price, or any higher price per share as may be paid pursuant to the Offer, is referred to in this letter as the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	The Offer to Purchase;

2.	A Letter of Transmittal to be used by stockholders of VNUS in accepting the Offer;

3.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

4.	The Notice of Guaranteed Delivery with respect to the Shares.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, when added to any Shares owned by the Purchaser and Covidien Group, represents a majority of the issued and outstanding Shares (which, for purposes of such calculation, includes all Shares underlying restricted stock units and Shares that VNUS may be required to issue pursuant to options that are outstanding at that date, regardless of the exercise price, the vesting schedule or other terms and conditions thereof), and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also conditioned upon the satisfaction of other conditions set forth in “The Tender Offer — Section 14 — Certain Conditions of the Offer” of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 9:00 a.m., New York City time, on June 17, 2009, unless extended.

At a meeting held on May 7, 2009, the Board of Directors of VNUS unanimously (i) determined that the Offer and the Merger (as defined below) are in the best interests of VNUS and its stockholders and declared the Merger Agreement advisable; (ii) approved the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement; and (iii) recommended that the stockholders of VNUS accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 7, 2009 (the “Merger Agreement”), among Covidien Group, the Purchaser and VNUS, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into VNUS, with the surviving entity, VNUS, becoming a direct wholly owned subsidiary of Covidien Group (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by Covidien Group, the Purchaser or VNUS or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon, less any applicable taxes. The Merger Agreement is more fully described in “The Tender Offer — Section 12 — Purpose of the Offer; the Merger Agreement; Plans for VNUS” of the Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by Computershare Trust Company, N.A. (the “Depositary”) of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 2 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR THE SHARES TENDERED, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

Tendering stockholders will not be obligated to pay brokerage fees or commissions to the Depositary (as defined below) or D.F. King & Co., Inc., which is acting as the Information Agent for the Offer, or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser in the Offer, for soliciting tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions may be directed to us as Information Agent at the address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to the Information Agent, at the address appearing on the back cover of the Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, COVIDIEN GROUP, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.